May 22, 2008

Via EDGAR and U.S. Mail

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 27, 2008
File No. 000-06253

Dear Mr. Vaughn:

We are in receipt of your letter dated May 12, 2008 wherein you make additional comments, following our original response letter dated April 28, 2008, to the Form 10-K for the fiscal year ended December 31, 2007 filed by Simmons First National Corporation (“Simmons” or the “Company”) on February 27, 2008. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter. New, proposed disclosures are included in italics.

Management’s Discussion and Analysis

Operating Earnings, page 36

We note your response to comment 2 and have the following additional comments:

1.
We note you have changed the title of your non-GAAP measure from “operating income” to “operating earnings.” We continue to believe that your current income statement presentation does not easily lend itself to a measure of actual Operating Earnings and that it may be difficult for a reader to understand and utilize this adjusted measure. Further, it remains unclear how amounts reflected in the line item represent a measure of your actual Operating Earnings as that term is normally used, nor does the title appear to adequately convey the concept of the adjusted nature of this measure. In future filings beginning with your second quarter Form 10-Q, please consider revising the title of this measure as used throughout your filing to better reflect and describe its composition and utility.

Simmons Response: In future filings, Simmons will change the title of the non-GAAP financial measurement used throughout our filing from “operating earnings” and “operating earnings per share” to “core earnings” and “core earnings per share,” respectively. We believe that “core earnings” and “core earnings per share” will more clearly describe the nature of this non-GAAP measure, allowing a reader to better understand and utilize the measure.

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000       www.simmonsfirst.com

2.
We note you have revised your proposed disclosure to state that you compensate for the inherent limitations with non-GAAP financial measures by addressing each item that qualifies as nonrecurring to ensure operating results are properly reflected for period-to-period comparisons. In order to more clearly support the usefulness of your adjusted measures so as not to be prohibited by Item 10(e) of Regulations S-K, please expand your proposed disclosure to clearly address the limitations on specific adjusted measures and actions you take to mitigate the inherent limitations of non-GAAP financial measures. More clearly address the limitations on the usefulness of your “diluted operating earnings per share” measure as evidenced by the fact that the adjustments you make in computing the measure actually do accrue to shareholders on a per share basis.

Simmons Response: In future filings, Simmons will revise its disclosures to include the following information concerning non-GAAP financial measures.

The table below presents computations of core earnings (net income excluding nonrecurring items {Visa litigation expense, write-off of preferred debt issuance costs, and gain on sale of mortgage servicing}) and diluted core earnings per share (non-GAAP). Nonrecurring items are included in financial results presented in accordance with generally accepted accounting principles (GAAP).

Simmons believes the exclusion of these nonrecurring items in expressing earnings and certain other financial measures, including “core earnings”, provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors and analysts in analyzing the core financial measures of the Company and predicting future performance. This non-GAAP financial measure is also used by management to assess the performance of Simmons’ business, because management does not consider these nonrecurring items to be relevant to ongoing financial performance. Management and the Board of Directors utilize “core earnings” (non-GAAP) for the following purposes:

   •   Preparation of Simmons’ operating budgets
   •   Monthly financial performance reporting
   •   Monthly “flash” reporting of consolidated results (management only)
   •   Investor presentations of Company performance

Simmons believes the presentation of “core earnings” on a diluted per share basis, “diluted core earnings per share” (non-GAAP), provides a meaningful base for period-to-period and company-to-company comparisons, which management believes will assist investors and analysts in analyzing the core financial measures of the Company and predicting future performance. This non-GAAP financial measure is also used by management to assess the performance of Simmons’ business, because management does not consider these nonrecurring items to be relevant to ongoing financial performance on a per share basis. Management and the Board of Directors utilize “diluted core earnings per share” (non-GAAP) for the following purposes:

   •   Calculation of annual performance-based incentives for certain executives
   •   Calculation of long-term performance-based incentives for certain executives
   •   Investor presentations of Company performance

Simmons believes that presenting these non-GAAP financial measures will permit investors and analysts to assess the performance of the Company on the same basis as that applied by management and the Board of Directors.

“Core earnings” and “diluted core earnings per share” (non-GAAP) have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, Simmons has procedures in place to identify and approve each item that qualifies as nonrecurring to ensure that the Company’s “core” results are properly reflected for period-to-period comparisons. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a Company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. In particular, a measure of earnings that excludes nonrecurring items does not represent the amount that effectively accrues directly to stockholders (i.e., nonrecurring items are included in earnings and stockholders’ equity).

See table 20 below for the reconciliation of non-GAAP financial measures, which exclude nonrecurring items for the periods presented.

Additionally, in all future filings, “core earnings” and “diluted core earnings per share” will be specifically labeled as (non-GAAP).

3.
Tell us the performance plans in which “diluted operating earnings per share” is used, and revise the appropriate sections of your future proxy filings to more clearly identify the extent to which this measure is used in your determination of compensation.

Simmons Response: As noted in item 2, we will change “diluted operating earnings per share” to “diluted core earnings per share” in all future filings. Simmons’ use of “diluted operating earnings per share” in the determination of compensation in the Executive Incentive Plan, the Long-Term Executive Incentive Plan and the Associate Incentive Plan will be replaced with “diluted core earnings per share”.  The appropriate section of all future proxy filings will be revised to more clearly identify the extent to which “diluted core earnings per share” is used in determination of compensation.

Please direct any questions or additional comments regarding the Form 10-K and this letter to the undersigned.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	Brittany Ebbertt
Staff Accountant
SEC Division of Corporation Finance

J. Thomas May
Chairman and Chief Executive Officer
Simmons First National Corporation

George A. Makris, Jr.
Chairman, Audit Committee
Simmons First National Corporation

Johnny W. McCaleb
Partner
BKD, LLP

Patrick A. Burrow
Partner
Quattlebaum, Grooms, Tull & Burrow PLLC

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